Exhibit 12.1

FLYi, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months Ended March 31,
	2004	2005
Earnings:
Income (loss) before income taxes	$5,941	$(103,748)
Less: Capitalized interest	—	(646)
Add:
Fixed charges	7,262	9,568
Amortization of capitalized interest	149	1,614
Adjusted earnings	$13,352	$(93,212)

Fixed charges:
Interest expense and capitalized interest	$2,902	4,398
Amortization of deferred financing costs	164	242
Rent expense representative of interest	4,196	4,928
Total fixed charges	$7,262	$9,568

Ratio of earnings to fixed charges	1.84	(9.74	)(1)

(1)  Earnings were inadequate to cover fixed charges by $102.8 million for the three months ended March 31, 2005.